UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.            )

SABA SOFTWARE, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

784932600

(CUSIP Number)

Brian Kempner, Chief Operating Officer & General Counsel

FirstMark Capital, L.L.C.

1221 Avenue of the Americas

New York, New York 10020

(212) 792-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784932600

1	Names of Reporting Persons. FirstMark Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned	7 Sole Voting Power 2,769,840
8 Shared Voting Power 0
9 Sole Dispositive Power 2,769,840
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,769,840
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 9.56%
14	Type of Reporting Person (See Instructions) IA

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Saba Software, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2400 Bridge Parkway, Redwood Shores, California 94065.

ITEM 2.	IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed by FirstMark Capital, L.L.C., a Delaware limited liability company (the “Reporting Person”). Effective August 20, 2008, the Reporting Person became the investment manager of certain funds formerly managed by the venture capital division of Pequot Capital Management, Inc., a Connecticut corporation (“Pequot”), including all of Pequot’s interests in the Issuer as previously reported on Schedule 13D, as amended.

The Reporting Person acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority. The address of the principal business and office of the Reporting Person, and of the Executive Officers and Controlling Persons (as defined below) is 1221 Avenue of the Americas, New York, NY 10020.

The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, FirstMark III, L.P., a Delaware limited partnership, formerly known as Pequot Private Equity Fund III, L.P. (“FM3”), and FirstMark III Offshore Partners, L.P., a Cayman Islands limited partnership, formerly known as Pequot Offshore Private Equity Partners III, L.P. (“FM3OP”, and together with FM3, the “Funds”).

The executive officers of the Reporting Person are Messrs. Gerald Poch, Lawrence D. Lenihan, Jr., Amish Jani, Richard Heitzmann and Brian Kempner and the controlling shareholders are Messrs. Poch and Lenihan (collectively, the “Executive Officers and Controlling Persons”). Each of the Executive Officers and Controlling Persons is a citizen of the United States. Mr. Lenihan is a director of the Issuer.

Neither the Reporting Person nor the Executive Officers and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person nor the Executive Officers and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 10, 2004, pursuant to a Purchase Agreement, dated as of August 9, 2004 (the “Purchase Agreement”), with the Funds, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such Common Stock held by the Funds were obtained from the contributions of the Funds’ partners/shareholders.

ITEM 4.	PURPOSE OF TRANSACTION

The Funds acquired the shares of Common Stock pursuant to the terms of the Purchase Agreement. In addition, on October 14, 2005, the Funds acquired an aggregate of 95,340 shares of Common Stock at purchase prices ranging from $3.09 per share to $3.14 per share in open market transactions.

The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions or in any other lawful manner.

Purchase Agreement

On August 10, 2004, pursuant to the Purchase Agreement, the Issuer issued and sold to the Funds an aggregate of 2,674,500 shares of Common Stock for a purchase price of $3.2841 per share of Common Stock representing aggregate consideration of $8,783,325.45. The funds for the purchase of such Common Stock held by the Funds were obtained from the contributions of the Funds’ partners/shareholders. Capitalized terms used but not defined in this Item 4 or elsewhere in this Statement shall have the meanings assigned to such terms in the Purchase Agreement.

Pursuant to the Purchase Agreement, at the Closing, the Issuer amended its by-laws to increase the size of its board of directors from five to six members and appointed Lawrence D. Lenihan, Jr. as a Class III member of the Board of Directors. From and after the Closing, for so long as the Reporting Person beneficially holds at least seventy-five percent of the Common Stock purchased by the Funds pursuant to the Purchase Agreement, the Issuer has agreed to use its best efforts to cause: (i) Mr. Lenihan to remain a Class III director; (ii) Mr. Lenihan to be nominated and elected to the board of directors of the Issuer in any election of directors; and (iii) any vacancy, should Mr. Lenihan cease for any reason to be a member of the board of directors of the Issuer, to be filled by a replacement designated by the Reporting Person and reasonably acceptable to the Issuer.

Registration Rights Agreement

In connection with the transactions contemplated by the Purchase Agreement, the Issuer and the Funds entered into a Registration Rights Agreement, dated as of August 9, 2004 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer filed a Registration Statement on Form S-3 registering the Common Stock for resale on a continuous basis under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), which was declared effective on January 11, 2005. The Issuer is required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock without volume restrictions under Rule 144(k) under the Securities Act.

Copies of the Purchase Agreement and the Registration Rights Agreement (which contains the form of Penalty Warrant as an exhibit) were previously filed as Exhibits 1 and 2, respectively, to the Schedule 13D filed by Pequot and are incorporated herein by reference. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 2,769,840 shares of Common Stock, representing approximately 9.56% of shares of Common Stock outstanding as of March 31, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended February 29, 2008, assuming that 29,139,204 shares of Common Stock are outstanding after giving effect to the exercise of the Director’s Options (as defined below).

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the 2,769,840 shares of Common Stock.

(c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Persons have not effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the Purchase Agreement and the Registration Rights Agreement described in Items 3 and 4. In connection with the Reporting Person’s participation (through its employees) on the Issuer’s Board of Directors, the Issuer granted to Lawrence D. Lenihan, Jr. options to purchase: (i) 5,000 shares of Common Stock on December 14, 2004 (the “Initial Director’s Options”) pursuant to the Issuer’s 2000 Stock Incentive Plan, (ii) 5,000 shares of Common Stock on December 15, 2005 (the “Additional Director’s Options,”) pursuant to the Issuer’s 2000 Stock Incentive Plan, (iii) 10,000 shares of Common Stock on March 28, 2007 (the “March 2007 Director’s Options”) pursuant to the Issuer’s 2000 Stock Incentive Plan and (iv) 10,000 shares of Common Stock on January 1, 2008 (the “January 2008 Director’s Options” and, together with the Initial Director’s Options, the Additional Director’s Options and the March 2007 Directors’ Options, the “Director’s Options”) pursuant to the Issuer’s 2000 Stock Incentive Plan. The Initial Director’s Options are immediately exercisable at the exercise price of $4.20 per share and expire on December 14, 2010. The Additional Director’s Options are immediately exercisable at the exercise price of $4.16 per share and expire on December 15, 2011. The March 2007 Director’s Options vest monthly over a period of four years beginning on December 28, 2006 and, as of July 30, 2008, 4,167 such options have vested and are immediately exercisable at the exercise price of $6.30 per share and expire on March 28, 2013. The January 2008 Director’s Options vest monthly over a period of four years beginning on November 15, 2007 and, as of July 30, 2008, 1,667 such options have vested and are immediately exercisable at the exercise price of $4.53 per share and expire on January 11, 2014. The description of the Director’s Options is qualified in its entirety by reference to the Issuer’s 2000 Stock Incentive Plan and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

FirstMark Capital, L.L.C.

Date: August 25, 2008	By:	/s/ Brian Kempner
Brian Kempner
Chief Operating Officer & General Counsel